QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Calculation of Fixed Charge Ratio

	Pro forma		Huntsman International						Huntsman Specialty
	Six Months Ended June 30, 2003	Year Ended Dec. 31, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Six Months Ended Dec. 31, 1999	Six Months Ended June 30, 1999	Year Ended Dec. 31, 1998
	(Dollars in millions)
Fixed Charges:
Interest expense (includes amortization of deferred financing costs)	$130.8	$249.2	$127.7	$114.7	$245.4	$239.6	$233.1	$104.0	$18.0	$39.9
Interest portion of rent expense	2.6	5.3	2.6	2.6	5.3	6.2	7.9	5.9	0.7	1.9

Total Fixed Charges	$133.4	$254.5	$130.3	$117.3	$250.7	$245.8	$241.0	$109.9	$18.7	$41.8

Earnings:
Income (loss) from operations before taxes	(87.7)	(25.3)	(93.3)	(1.5)	(21.5)	(83.2)	183.6	99.8	34.6	15.2
Fixed Charges:	133.4	254.5	130.3	117.3	250.7	245.8	241.0	109.9	18.7	41.8
Less:
Minority interest in pre-tax income of subsidiaries	—	—	—	0.2	(0.1)	2.2	2.8	1.0	—	—

Total Earnings Plus Fixed Charges	$45.7	$229.2	$37.0	$115.6	$229.3	$160.4	$421.8	$208.7	$53.3	$57.0

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	1.8	1.9	2.9	1.4
Deficiency of Earnings to Fixed Charges	$87.7	$25.3	$93.3	$1.7	$21.4	$85.4

QuickLinks

  Exhibit 12.1